Exhibit 99.3

Hydro-Québec

Financial Results

KEY FIGURES

          Second

          Quarter 2022

NET INCOME	INVESTMENTS

$680M	$1,149M

93% é	–

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

39.0 TWh	8.4 TWh

3% é	4% é

$2,811M	$590M

8% é	83% é

Note: Percentage variances are in comparison to the second quarter of 2021.

          First

          Semester 2022

NET INCOME	INVESTMENTS

$2,742M	$2,005M

38% é	8% é

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

97.7 TWh	17.1 TWh

7% é	8% ê

$7,200M	$1,236M

12% é	45% é

Note: Percentage variances are in comparison to the first semester of 2021.

Management’s Discussion and Analysis

Quarterly results	For the second quarter of 2022, Hydro-Québec posted net income of $680 million, an increase of $328 million over the $352 million recorded a year earlier.

On the Québec market, electricity sales rose by $201 million compared to the same quarter in 2021 on account of three factors. Baseload demand grew across all customer categories, generating a positive impact of $80 million. In addition, an increase in aluminum prices, which have an impact on revenue from special contracts with certain large industrial customers, and the indexation of rates as of April 1, 2022, led to increases of $59 million and $61 million, respectively.

On markets outside Québec, electricity sales rose by $268 million, mainly as a result of a sharp increase in prices on energy markets.

In May, an unusual weather event hit Québec and Ontario, causing widespread power outages. In Québec, this major storm front, known as a “derecho,” left more than 550,000 customers without electricity and led to restoration costs estimated at some $70 million. Of this amount, $55 million was recognized in operating expenses, while the balance was included in the cost of capital assets.

Lastly, electricity purchases rose by $96 million due to an increase in supply volume resulting in part from the coming into force of new power purchase agreements, as well as to higher transmission costs related to exports.

Summary of results for the first semester

For the six-month period ended June 30, 2022, Hydro-Québec recorded the highest first-semester net income in its history. In a context marked by cold winter temperatures and a sharp rise in energy prices on the export markets, net income totaled $2,742 million, compared to $1,993 million for the same period last year. This $749-million growth is mainly due to higher sales revenue, both in and outside Québec, which was partially offset by an increase in short-term electricity purchases on the markets to meet ad hoc requirements during the cold winter spells.

Driven by the buoyancy of all markets, total sales volume reached an all-time high of 114.8 TWh in the first half of 2022. This allowed Hydro-Québec to continue to contribute to the decarbonization of northeastern North America and to Québec’s collective wealth by meeting the increased needs of its domestic market, while exporting significant quantities of electricity to neighboring markets.

Consolidated results for the first semester	Revenue totaled $8,672 million, compared to $7,437 million in the first semester of 2021. This $1,235-million increase is essentially due to a $1,130-million spike in electricity sales.

In Québec, sales hit a new record of 97.7 TWh, an increase of 6.3 TWh compared to the same period in 2021, bringing in $747 million more than the $6,453 million posted a year ago on account of several factors. First, temperatures led to an increase of 3.7 TWh or $323 million. Their effect was mainly felt in January, when they were 7°C lower, on average, than in 2021. Second, baseload demand rose by 2.6 TWh or $188 million as a result of growth in energy consumption in all segments, especially among residential customers and in the commercial, institutional and small industrial segment. Lastly, the increase in aluminum prices drove up electricity sales by $120 million, while the indexation of rates as of April 1, 2021 and 2022, had an impact of $107 million.

On markets outside Québec, revenue from electricity sales reached $1,236 million—$383 million more than a year earlier. This increase is mainly due to favorable market conditions during the semester. Energy markets saw a sharp rise in prices, although this factor was partially offset by the impact of the company’s risk management strategy. On the other hand, export volume decreased by 1.5 TWh compared to the first six months of 2021 on account of the greater needs of the Québec market resulting from the cold winter temperatures. It totaled 17.1 TWh, remaining above the first-semester average for the last ten years.

Total expenditure amounted to $4,775 million, an increase of $529 million compared to $4,246 million in the same period last year. The difference is primarily due to a $365-million rise in electricity purchases, attributable to four main factors: an increase in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements during the cold spells; higher transmission costs for exports; the coming into force of new power purchase agreements; and a larger volume of wind power supplies because of higher output from contracted facilities.

Lastly, financial expenses totaled $1,155 million, comparable to the $1,198 million recognized a year earlier.

New organizational structure

In the first quarter of 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect last February, its results are no longer analyzed based on the former operating segments, but rather on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment.

Investments

During the first six months of 2022, Hydro-Québec invested $2,005 million in property, plant and equipment and intangible assets, compared to $1,861 million in the same period in 2021. This amount was allocated to large-scale asset sustainment initiatives and major development projects.

The company allocated $1,427 million to asset sustainment. In particular, it continued to invest in its generating facilities to ensure their long-term operability and maximize their output. For instance, projects are underway at Robert-Bourassa, Bersimis-2, Rapide-Blanc, Carillon and Beauharnois. At the same time, the company allotted significant funds to the construction of transmission lines designed to reinforce its system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. It also continued to invest in upgrading and modernizing its transmission facilities. Some examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets, such as replacing the grid control system.

Investments in development projects totaled $578 million. At the Romaine-4 hydroelectric facility in Minganie, the first of the generating station’s two units was commissioned at the end of June, and the second is expected to follow by the end of the year. Funds were also allocated to various distribution projects to handle the growing customer base in Québec.

Financing

In a context marked by rising interest rates on the markets, Hydro-Québec carried out four fixed-rate issues on the Canadian capital market during the second quarter. It issued $1.3 billion in bonds maturing in 2060 and 2063 at an average cost of 4.07% and $0.6 billion in medium-term notes maturing in 2028 at a cost of 2.95%.

The proceeds are being used to finance part of the investment program and to repay higher-rate maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2022	2021	2022	2021

Revenue	4	3,521	2,990	8,672	7,437

Expenditure

Operations		978	807	1,834	1,575

Other components of employee future benefit cost	9	(255)	(185)	(510)	(371)

Electricity purchases		601	505	1,501	1,136

Depreciation and amortization	5	666	658	1,332	1,310

Taxes		271	264	618	596

		2,261	2,049	4,775	4,246

Income before financial expenses		1,260	941	3,897	3,191

Financial expenses	6	580	589	1,155	1,198

Net income		680	352	2,742	1,993
Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2022	2021	2022	2021

Net income		680	352	2,742	1,993

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	794	(366)	547	(125)

Net change in employee future benefits		11	37	22	74

Other		15	8	10	(1)

		820	(321)	579	(52)

Comprehensive income		1,500	31	3,321	1,941

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at June 30, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and cash equivalents		1,390	1,297

Short-term investments		1,549	381

Accounts receivable and other receivables		4,018	3,069

Derivative instruments	7	104	52

Regulatory asset		128	122

Materials and supplies		407	389

		7,596	5,310

Property, plant and equipment		69,226	68,530

Intangible assets		1,225	1,165

Investments		1,989	1,967

Derivative instruments	7	39	3

Regulatory assets		3,038	3,020

Other assets		2,981	2,703

		86,094	82,698

LIABILITIES

Current liabilities

Borrowings		1,732	–

Accounts payable and accrued liabilities		2,087	2,163

Dividend payable		–	2,673

Accrued interest		816	877

Asset retirement obligations		73	75

Derivative instruments	7	547	337

Current portion of long-term debt	7	2,206	3,247

		7,461	9,372

Long-term debt	7	47,896	46,197

Asset retirement obligations		869	867

Derivative instruments	7	379	126

Regulatory liabilities		314	319

Other liabilities		2,336	2,303

Perpetual debt	7	258	254

		59,513	59,438

EQUITY

Share capital		4,374	4,374

Retained earnings		23,691	20,949

Accumulated other comprehensive income	10	(1,484)	(2,063)

		26,581	23,260

		86,094	82,698

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Six months ended June 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income		–	2,742	–	2,742

Other comprehensive income	10	–	–	579	579

Balance as at June 30, 2022		4,374	23,691	(1,484)	26,581

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	1,993	–	1,993

Other comprehensive income	10	–	–	(52)	(52)

Balance as at June 30, 2021		4,374	22,051	(3,162)	23,263

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended June 30		Six months ended June 30

	Notes	2022	2021	2022	2021

Operating activities

Net income		680	352	2,742	1,993

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	5	666	658	1,332	1,310

Amortization of premiums, discounts and issue expenses related to debt securities		5	1	16	2

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(40)	(91)	(212)	(173)

Other		81	224	157	267

Regulatory assets and liabilities		(118)	(135)	(162)	(149)

Change in non-cash working capital items	8	709	926	(1,116)	(468)

		1,983	1,935	2,757	2,782

Investing activities

Additions to property, plant and equipment		(1,096)	(1,091)	(1,903)	(1,766)

Additions to intangible assets		(53)	(53)	(102)	(95)

Net change in short-term investments and sinking fund		(977)	(592)	(1,156)	(991)

Other		26	(2)	–	–

		(2,100)	(1,738)	(3,161)	(2,852)

Financing activities

Issuance of long-term debt		2,126	1,006	3,191	2,072

Repayment of long-term debt		(677)	(51)	(1,994)	(1,130)

Cash receipts arising from credit risk management		1,719	828	2,919	1,377

Cash payments arising from credit risk management		(1,024)	(1,123)	(2,658)	(2,031)

Net change in borrowings		(2,001)	2	1,715	3,420

Dividend paid		–	–	(2,673)	(1,727)

Other		(2)	–	(5)	(38)

		141	662	495	1,943

Foreign currency effect on cash and cash equivalents		1	(9)	2	(15)

Net change in cash and cash equivalents		25	850	93	1,858

Cash and cash equivalents, beginning of period		1,365	2,475	1,297	1,467

Cash and cash equivalents, end of period		1,390	3,325	1,390	3,325

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and six-month periods ended June 30, 2022 and 2021

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1    Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2021.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2021, except as regards segmented information. In the quarter ended March 31, 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect on February 28, its results are no longer analyzed based on the former operating segments, but rather on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until August 26, 2022, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2    Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU, but it does not expect its adoption to have a significant impact on its consolidated financial statements.

Note 3    Regulation

Transmission activities

In decisions D-2022-053 and D-2022-063, rendered on April 22 and May 19, 2022, respectively, the Régie de l’énergie of Québec established Hydro-Québec’s power transmission rates for 2021 and 2022. The authorized return on the rate base was set at 8.20% for both years, assuming a capitalization with 30% equity.

Distribution activities

Under An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), electricity distribution rates were indexed at a rate of 2.6% on April 1, 2022, with the exception of Rate L, which was indexed at a rate of 1.7%.

Note 4    Revenue

	Three months ended June 30				Six months ended June 30

	2022		2021		2022		2021

Revenue from ordinary activities

Electricity sales

In Québec	2,811		2,610		7,200		6,453

Outside Québec	590		322		1,236		853

	3,401		2,932		8,436		7,306

Other revenue from ordinary activities	74		57		125		91

	3,475	[a]	2,989	[a]	8,561	[a]	7,397	[a]

Revenue from other activities	46		1		111		40

	3,521		2,990		8,672		7,437

a) This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial instruments.

Note 5 Depreciation and Amortization

	Three months ended June 30				Six months ended June 30

	2022		2021		2022		2021

Property, plant and equipment	605		592		1,208		1,186

Intangible assets	25		26		48		51

Regulatory assets and liabilities	18		22		36		43

Retirement of capital assets	18		18		40		30

	666		658		1,332		1,310

Note 6 Financial Expenses

	Three months ended June 30				Six months ended June 30

	2022		2021		2022		2021

Interest on debt securities	589		590		1,164		1,187

Net foreign exchange loss	1		–		2		1

Guarantee fees related to debt securities[a]	59		57		118		114

	649		647		1,284		1,302

Less

Capitalized financial expenses	56		45		108		84

Net investment income	13		13		21		20

	69		58		129		104

	580		589		1,155		1,198

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7    Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at June 30, 2022[a]	As at December 31, 2021[a]

Forward contracts
Canadian dollars	(2,500)	(2,300)
U.S. dollars[b]	(541)	(542)

Swaps
Canadian dollars	(4,347)	(5,716)
U.S. dollars	3,700	4,770

a)	Figures in parentheses represent amounts to be paid.

b)	As at June 30, 2022, sales and purchase contracts totaled US$743 million and US$202 million, respectively (US$743 million and US$201 million as at December 31, 2021).

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at June 30, 2022, were US$5,249 million and US$1,310 million, respectively (US$3,376 million for sales contracts and nil for purchase contracts as at December 31, 2021).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at June 30, 2022, totaled 20.3 TWh (21.1 TWh as at December 31, 2021), natural gas futures for which open positions as at June 30, 2022, totaled 1.0 million MMBtu (0.2 million MMBtu as at December 31, 2021), petroleum product swaps for which open positions as at June 30, 2022, totaled 36.5 million litres (38.3 million litres as at December 31, 2021), as well as aluminum swaps for which open positions as at June 30, 2022, totaled 513,625 tonnes (490,050 tonnes as at December 31, 2021).

Note 7    Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

	As at June 30, 2022

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges	[a]	Gross amounts of derivatives recognized	[b]

Assets

Contracts – Currency risk	–	716	22		738

Contracts – Interest rate risk	108	302	8		418

Contracts – Price risk	–	242	99		341

	108	1,260	129		1,497

Liabilities

Contracts – Currency risk	–	(131)	(6)		(137)

Contracts – Interest rate risk	–	(127)	–		(127)

Contracts – Price risk	–	(790)	(143)		(933)

	–	(1,048)	(149)		(1,197)

Total	108	212	(20)		300

	As at December 31, 2021

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges	[a]	Gross amounts of derivatives recognized	[b]

Assets

Contracts – Currency risk	–	833	6		839

Contracts – Interest rate risk	393	4	–		397

Contracts – Price risk	–	42	33		75
	393	879	39		1,311

Liabilities

Contracts – Currency risk	–	(162)	(101)		(263)

Contracts – Interest rate risk	–	(152)	–		(152)

Contracts – Price risk	–	(579)	(34)		(613)

	–	(893)	(135)		(1,028)

Total	393	(14)	(96)		283

a)	These derivative instruments are mainly traded as part of Hydro-Québec’s risk management.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 7    Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		As at June 30, 2022				As at December 31, 2021

	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet

Assets

Current	511	(174)	(233)	104	193	(133)	(8)	52

Long-term	986	(96)	(851)	39	1,118	(384)	(731)	3

	1,497	(270)	(1,084)	143	1,311	(517)	(739)	55

Liabilities

Current	(716)	169	–	(547)	(774)	389	48	(337)

Long-term	(481)	101	1	(379)	(254)	128	–	(126)

	(1,197)	270	1	(926)	(1,028)	517	48	(463)

Total	300	–	(1,083)	(783)	283	–	(691)	(408)

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned.

As at June 30, 2022, $1,060 million receivable in consideration of net cash payments was included in Accounts receivable and other receivables ($513 million as at December 31, 2021).

Note 7    Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended June 30, 2022

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(41)	(133)[a]	(96)

Contracts – Interest rate risk	117	(307)	1[b]	–

Contracts – Price risk	–	(396)	182[c]	(52)

	117[b,d]	(744)	50[d]	(148)[d,e]

Impact of hedged items on results	(114)		(50)

			Three months ended June 30, 2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	55	28[a]	47

Contracts – Interest rate risk	(30)	68	2[b]	–

Contracts – Price risk	–	300	27[c]	45

	(30)[b,d]	423	57[d]	92[d,e]

Impact of hedged items on results	31		(57)	(47)

a)	In 2022, $5 million was recognized in Revenue [$(51) million in 2021], and $(138) million in Financial expenses ($79 million in 2021).

b)	These amounts were recognized in Financial expenses.

c)	In 2022, $181 million was recognized in Revenue ($26 million in 2021), and $1 million in Electricity purchases ($1 million in 2021).

d)	In 2022, the items Revenue, Electricity purchases and Financial expenses totaled $3,521 million, $601 million and $580 million, respectively ($2,990 million, $505 million and $589 million in 2021).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2022, $(14) million was recognized in Revenue ($49 million in 2021), $(32) million in Electricity purchases [$(4) million in 2021], and $(102) million in Financial expenses ($47 million in 2021).

Note 7    Financial Instruments (continued)

				Six months ended June 30, 2022

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	39	(49)[a]	(73)

Contracts – Interest rate risk	273	(659)	3[b]	–

Contracts – Price risk	–	527	500[c]	43

	273[b,d]	(93)	454[d]	(30)[d,e]

Impact of hedged items on results	(267)		(454)

			Six months ended June 30, 2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	144	66[a]	79

Contracts – Interest rate risk	136	(318)	5[b]	–

Contracts – Price risk	–	441	71[c]	38

	136[b,d]	267	142[d]	117[d,e]

Impact of hedged items on results	(131)		(142)	(80)

a)	In 2022, $9 million was recognized in Revenue [$(89) million in 2021], and $(58) million in Financial expenses ($155 million in 2021).

b)	These amounts were recognized in Financial expenses.

c)	In 2022, $502 million was recognized in Revenue ($67 million in 2021), and $(2) million in Electricity purchases ($4 million in 2021).

d)

In 2022, the items Revenue, Electricity purchases and Financial expenses totaled $8,672 million, $1,501 million and $1,155 million, respectively ($7,437 million, $1,136 million and $1,198 million in 2021).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2022, $73 million was recognized in Revenue ($48 million in 2021), $(26) million in Electricity purchases [$(10) million in 2021], and $(77) million in Financial expenses ($79 million in 2021).

Note 7    Financial Instruments (continued)

For the three- and six-month periods ended June 30, 2022 and 2021, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at June 30, 2022, Hydro-Québec estimated that the total gains and losses in Accumulated other comprehensive income that would be reclassified to results in the next 12 months amounted to a net loss of $408 million ($114 million as at June 30, 2021).

As at June 30, 2022, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was eight years (nine years as at June 30, 2021).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at June 30, 2022			As at December 31, 2021

	Carrying amount		Fair value	Carrying amount		Fair value

Assets

Sinking fund	647		626	647		678

Liabilities

Long-term debt[a]	(50,102)	[b]	(51,618)	(49,444)	[b]	(65,963)

Perpetual debt	(258)		(224)	(254)		(255)

a)	Including the current portion.

b)

Including an amount of $1,494 million as at June 30, 2022 ($1,935 million as at December 31, 2021) for debts subject to a fair value hedge, which resulted in an adjustment of $87 million ($345 million as at December 31, 2021) in connection with the hedged risk for existing hedging relationships and of $(67) million [$(58) million as at December 31, 2021] for discontinued relationships.

Accounts receivable and other receivables

As at June 30, 2022, accounts receivable and other receivables included $1,897 million ($1,918 million as at December 31, 2021) from contracts with customers, of which unbilled electricity deliveries totaled $930 million ($1,320 million as at December 31, 2021).

Note 8    Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2022	2021	2022	2021

Change in non-cash working capital items

Accounts receivable and other receivables	416	704	(953)	(196)

Materials and supplies	4	(6)	(18)	(23)

Accounts payable and accrued liabilities	(137)	(144)	(53)	(158)

Accrued interest	426	372	(92)	(91)

	709	926	(1,116)	(468)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	19	18	37	29

Interest paid	91	135	1,053	1,093

Note 9    Employee Future Benefits

					Three months ended June 30

	Pension Plan		Other plans		Total

	2022	2021	2022	2021	2022	2021

Current service cost	159	176	13	13	172	189

Other components of employee future benefit cost

Interest on obligations	203	171	12	11	215	182

Expected return on plan assets	(499)	(463)	–	(1)	(499)	(464)

Amortization of net actuarial loss	23	87	6	10	29	97

Amortization of past service costs (credits)	1	1	(1)	(1)	–	–

	(272)	(204)	17	19	(255)	(185)

Net (credit) cost recognized	(113)	(28)	30	32	(83)	4

					Six months ended June 30

	Pension Plan		Other plans		Total

	2022	2021	2022	2021	2022	2021

Current service cost	316	352	26	27	342	379

Other components of employee future benefit cost

Interest on obligations	407	341	25	22	432	363

Expected return on plan assets	(998)	(926)	(1)	(2)	(999)	(928)

Amortization of net actuarial loss	45	173	12	20	57	193

Amortization of past service costs (credits)	2	3	(2)	(2)	–	1

	(544)	(409)	34	38	(510)	(371)

Net (credit) cost recognized	(228)	(57)	60	65	(168)	8

Hydro-Québec’s contributions

The final version of the actuarial valuation as at December 31, 2021, for Pension Plan funding purposes, submitted to Retraite Québec in May 2022, triggered a contribution holiday for Hydro-Québec for the current year.

Note 10    Accumulated Other Comprehensive Income

			Six months ended June 30, 2022

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2021	(706)	(1,354)	(3)	(2,063)

Other comprehensive income before reclassifications	93	–	10	103

Amounts reclassified outside of Accumulated other comprehensive income	454	22	–	476

Other comprehensive income	547	22 [a]	10	579

Balance as at June 30, 2022	(159)	(1,332)	7	(1,484)

			Six months ended June 30, 2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2020	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	(267)	–	(1)	(268)

Amounts reclassified outside of Accumulated other comprehensive income	142	74	–	216

Other comprehensive income	(125)	74 [a]	(1)	(52)

Balance as at June 30, 2021	(287)	(2,866)	(9)	(3,162)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(35) million as at June 30, 2022 [$(120) million as at June 30, 2021].

Note 11    Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at June 30, 2022, the amortized cost of the long-term debts concerned was $1,450 million ($2,119 million as at December 31, 2021).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006, the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the merits of these claims.

Moreover, in October 2020, Innu Nation Inc. instituted proceedings before the courts of Newfoundland and Labrador against Churchill Falls

(Labrador) Corporation Limited [“CF(L)Co”] and Hydro-Québec alleging that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a common enterprise between CF(L)Co and Hydro-Québec and infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should disgorge the profits derived from the complex or, alternatively, provide monetary compensation which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the merits of this claim.

Investments

Further to the agreement entered into by Hydro-Québec to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, Hydro-Québec and its U.S. partner Central Maine Power (“CMP”) launched the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, CMP initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project. Hydro-Québec and CMP are challenging the legality of the new law resulting from this initiative in court, and CMP has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with CMP, Hydro-Québec also suspended some of the construction work related to the interconnection project in Québec.

Should the project be abandoned, a significant portion of the costs recognized as property, plant and equipment under construction, which totaled $473 million as at June 30, 2022, will be charged to results, along with the amounts that Hydro-Québec has undertaken to pay under various agreements, which amounted to $133 million on that date.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended June 30				Six months ended June 30

Summary of Results	2022	2021	Change (%)		2022	2021	Change (%)

Revenue	3,521	2,990	17.8	Û	8,672	7,437	16.6	Û

Expenditure	2,261	2,049	10.3	Û	4,775	4,246	12.5	Û

Financial expenses	580	589	1.5	Ü	1,155	1,198	3.6	Ü

Net income	680	352	93.2	Û	2,742	1,993	37.6	Û

 Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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